FOIA Confidential Treatment Requested
Pursuant to Rule 83 by Millicom International Cellular S.A.
January 17, 2012

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Millicom International Cellular S.A.
Form 20-F for the fiscal year ended December 31, 2010
Filed March 7, 2011
File No. 0-22828

Dear Mr. Spirgel

This letter responds to the additional questions and requests for information of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the conference call with the Staff on December 8, 2011 and January 11, 2012 regarding the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company” or “Millicom”). The information contained in this response letter is provided to supplement the information already provided to the Staff in the response letters dated October 19, 2011, September 2, 2011 and June 30, 2011.

We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the SEC’s rules.  This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

In making these responses, Millicom acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with any comments and questions.

Yours sincerely,

Francois-Xavier Roger
Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630

Form 20-F for the fiscal year ended December 31, 2010

Note 4.   Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31.

Telefonica Cellular S.A. DE CV (“Celtel”)

1.              The Staff have requested further information on the background and business rationale for entering into the put and call option with our local partner and why our local partner may not be interested in developing the business in the same direction and manner as Millicom.

Company response:

Background

Celtel is engaged in the provision of telecommunications services in Honduras. It started with a traditional voice service offering and progressively added SMS, Ringback tones and other standard features. As penetration rates in the Honduran market approached their maximum, thereby slowing down growth, management started to invest in the development of value added services, such as music download, mobile internet, Blackberry® services and other mobile data services. More recently Celtel launched domestic money transfers as an initial mobile financial service offering. Management is absolutely convinced that the growth of Millicom’s operations will come from new innovative products and services and is therefore aggressively investing in their development. In addition, as competition in the telecommunications industry continues to grow, Millicom has and will continue to seek ways in which to lower its operating cost base and capital outlay. This includes asset sharing initiatives including share of infrastructure (towers and other network assets), and potentially licenses and operating costs related to those assets.

As stated in our response letter dated October 19, 2011 our local partner is actively involved in strategic decisions affecting Celtel through his participation in Board meetings. Although he has staff who provide services to Celtel (mostly in public relations and with the relationship with the telecom regulator), he is not directly involved in the day-to-day management of Celtel.

Business rationale for the Call Option

The financial and business reasons for Millicom to obtain the call option are to obtain control over the strategic financial and operating policies of Celtel, such that Millicom could influence and exercise power over the business direction and operations of Celtel. Prior to entering into the call option, Millicom was dependent on the consent of its local partner for strategic decisions and therefore restricted in pursuing and / or protecting its interests in Celtel, including developing the business as Millicom sees fit.

The call option provides Millicom with the power over decision-making at Celtel, giving it the ability to both pursue and /or protect its interests in the business through (i) creating leverage to gain consent of its local partner and (ii) creating the means to make decisions without being dependent on the consent of its local partner.

Specifically, the call option provides Millicom with the power and ability to develop the business in areas which Millicom consider to be key to the future of the business in Honduras, in line with its global strategy such as:

•                  Entering of new non-traditional telecommunications markets such as mobile financial services (insurance, banking) and healthcare services (m-health).

•                  Acquisition of additional licenses, spectrum and equipment and the roll-out and operation of new technology, such as fourth generation networks.

•                  Entering into infrastructure / asset sharing or selling arrangements with other operators or network infrastructure companies, such as sale and leaseback of cell sites and sharing of network equipment, as Millicom believes that the value of a telecom player will not come from owning network, rather to foster growth through innovation.

•                  Implementing integration related changes which result in local synergies and regional synergies with our neighboring businesses in Central America (Guatemala and El Salvador), which other market participants would not be expected to receive such as:

•                  Call centers and network operating centers;

•                  IT platforms (including billing and ERP systems);

•                  Fiber optic and cable networks;

•                  Regional commercial customers;

•                  Procurement;

•                  Sales and marketing campaigns;

•                  Innovation and product management.

The new products and services previously mentioned often present a different risk profile than the commoditized voice service which our local partner is used to and in agreement with. For example, mobile financial services such as money transfer represent a significant reputational risk for Millicom as it implies the management and the safeguarding of cash held on behalf of our customers. We believe that our local partner may not want to assume all of the new risks implied by our growth strategy. The call option allows us to either force our local partner to approve our strategy or to buy him out at a price that we believe represents the strategic value of the asset and of the control / ability to drive freely Celtel policies.

Business rationale for the Put Option

The put option was accepted by our local partner as corollary to the call option and as consideration for agreeing to the call option, in order to provide him with the ability to sell his stake, in the event of a change of control of Millicom or the subsidiary of Millicom that holds the shares of Celtel. This option provides our local partner with the ability to choose whether he wishes to remain a shareholder with a new partner, or dispose of his shareholding. We believe that the strength of the relationship that our local partner has with Millicom is of value to him, and that he sees value in a partnership with Millicom specifically that he may not see himself in partnership with another entity. This put option provides a mechanism for him to get out of a partnership with a partner he finds undesirable at a fair price should the need ever arise. The put option is acceptable to Millicom as a business matter as Millicom (i) believes it to be a fair concession made in exchange for the call option and (ii) believes that the occurrence of a triggering event for the exercise of the put is currently highly unlikely.

2.              The Staff have requested further information on the consideration of a liability related to the put option provided to our local partner with specific reference to paragraphs 23 and 25 of IAS 32 Financial Instruments: Presentation.

Company response:

Background to the Put Option

Millicom granted its partner a conditional put option on the 33.3% stake in Celtel over a five year period. The option can only be exercised in case of a change of control of Millicom International Cellular S.A. or Millicom’s subsidiary that holds the shares in Celtel (except if the change of control is in favor of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of Millicom).  The exercise price of the put option is a multiple of Celtel’s EBITDA. The multiple is calculated as the EBITDA multiple of MIC or MIC’s subsidiary that holds the shares of Celtel in the transaction which triggers the change of control.

A change of control in Millicom’s subsidiary that holds the shares in Celtel is within the control of Millicom and therefore the put option related to a change of control of this entity does not represent a liability to Millicom.

A change of control event, as defined above, may occur at Millicom level which is beyond the control of Millicom (e.g. a takeover agreed by the shareholders or a hostile takeover). Such an event would trigger the ability of our local partner to exercise his put option, at his discretion. Therefore, the put option is a financial liability as defined in IAS 32.

Accounting for the Put Option in the 2010 20-F

In the December 31, 2010 20-F the put option was accounted for under IAS 39 Financial Instruments: Recognition and Measurement, and measured at fair value which management determined to be an immaterial amount at both July 1, 2010 and December 31, 2010.

Reassessment of Accounting for the Put Option

The Staff requested on December 8, 2011 that Millicom provided further information considering the applicability of paragraphs 23 and 25 or IAS 32 Financial Instruments: Presentation, to the put option. As a result Millicom reassessed the initial accounting for the put option, with a focus on a change of control transaction that could happen outside of the control of Millicom with reference to these paragraphs.

The conclusion from this reassessment is that the put option does meet the criteria under IAS 32.25 to be recognized as a financial liability, and should be initially measured at the net present value of the redemption amount under IAS 32.23. Millicom has determined that the provisions of the option agreement related to a change of control that is outside of the control of Millicom were not properly assessed against the requirements of paragraphs 23 and 25 of IAS 32.

The initial recognition of the liability should be booked against equity as the put represents an obligation for Millicom to purchase its own equity. The liability should be subsequently re-measured at each reporting date at the present value of the redemption amount with changes in the carrying value of the liability recognized in the income statement in accordance with IAS 39.

The carrying amount of the liability at each reporting period is subject to several assumptions and critical estimates which management is currently working on. A first estimate of the initial liability is in the range of $700-800 million. This amount is the net present value of the redemption amount. It does not represent the fair value of the put option which management believe is an immaterial amount as both management and the Board of Millicom believe that a change of control transaction that triggers the local partner’s right to exercise his put is currently highly unlikely to happen during the term of the put option. Millicom intends to provide the fair value disclosure as required under IFRS 7 in subsequent reporting.

Millicom’s intended actions to remedy the identified error

Millicom is considering restating its 2010 IFRS financial statements to account for the initial liability and its subsequent measurement, subject to the following outstanding matters:

a.              Finalization of the quantitative and qualitative impact of recording the liability

b.              Discussion with and approval of the accounting by Millicom’s Audit Committee and Board of Directors

c.               Consideration of disclosure requirements

d.              Assessment of the impact of the correction on internal control over financial reporting (management is currently evaluating the effect of the correction)

We have discussed the matter with the Stockholm Stock Exchange, where we have our primary listing, as we delisted from the NASDAQ in June 2011. On the basis of that discussion we have agreed to issue a press release as soon as possible informing the market of the error in our 2010 IFRS financial statements. The press release will be issued after finalization of the accounting, and subsequent review and validation by the Audit Committee of Millicom.

With regards to the issuance of corrected financial statements, we believe that the course of action is to be:

a.              Finalize our internal analysis of accounting for the put option

b.              Inform the market about the “error” in our 2010 IFRS financial statements

c.               Reflect the correction of our 2010 IFRS financial statements in our 2011 20-F which is expected to be issued by the end of February. In addition, Millicom will release its 2011 results on February 8 and it is management’s intention to present corrected unaudited consolidated primary statements for the comparative period on that date.

3.              The Staff have requested further information on why the value of the call option is considered to be zero and how the time value of money has been considered related to the option.

Company response:

We believe that as of December 31, 2010 there is no material value to the call option even taking into account the time value. The exercise price is [REDACTED], whereas the underlying shares have been valued at [REDACTED] as of July 1, 2010. Given the premium of the exercise price over the underlying fair value as described in our letter dated October 19, 2011 and the fact that there were no indications as of July 1 and December 31, 2010 that the Honduran market characteristics would significantly change over the term of the call option, we do not consider any time value being significant enough to give a material value to the call option. It is, in addition, very unlikely that market conditions would change dramatically to a point where the call option becomes in the money.

4.              The Staff have requested further information on the assessment of the call option with reference to derivative financial instruments under IAS 39 Financial Instruments: Recognition and Measurement.

Company response:

As stated in our response letter dated June 30, 2011 the call option does not meet the definition of a liability as it is exercisable at Millicom’s option but it does represent a derivative which should be valued at fair value at each reporting date. At July 2010 and at December 31, 2010, the fair value of the call option was as assessed to be immaterial as mentioned above.

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